[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
185

SECUI 06003508 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
Expires: January 31, 2007
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 66093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TELECOM REGULATORY SOURCE ASSOCIATES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1770 MASSACHUSETTS AVE, SUITE 331
(No. and Street)

CAMBRIDGE (CITY) MA (state) 02140 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANNA-MARIA KOVACS 617-661-4666
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

PROCESSED
MAR 17 2006
THOMSON
FINANCIAL

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Stephen Sussman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Telecom Regulatory Source Associates, LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA M. FOYE, Notary Public
My Commission Expires May 4, 2010

Stephen Sussman
Signature

CFO
Title

Barbara M. Foye
Notary Public

This report** contains (check all applicable boxes):

- **X** (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3'

Shareholder
Telecom Regulatory Source Associates, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Telecom Regulatory Source Associates, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, *[Designated self-regulatory organization]*, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, Massachusetts
February 3, 2006

Hz Karll CPA, P.C.

Telecom Regulatory Source Associates, LLC

Audited Financial Statements

For The Year Ended December 31, 2005

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Telecom Regulatory Source Associates, LLC
160 Massachusetts Avenue, #506
Cambridge, MA 02138

I have audited the accompanying Statement of Financial Condition of Telecom Regulatory Source Associates, LLC as of December 31, 2005, and the related Statements of Income, Changes in Members Capital, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telecom Regulatory Source Associates, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, 2 and 3 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2006

Harvey Karll CPA, P.C.

Telecom Regulatory Source Associates, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 45,230.48
Commissions Receivable	13,877.34
Prepaid NASD Fees	3,065.00
Prepaid Expenses	1,414.15
CRD-Daily Account	1,121.00
	$ 64,707.97

Liabilities and Members Capital

Liabilities:	
Commissions Payable	$ 1,357.66
Due to Member	748.00
Due to RSA	452.57
	2,558.23
Members Capital:	62,149.74
	$ 64,707.97

(See Accountant's Report & Accompanying Notes)

Telecom Regulatory Source Associates, LLC
Income Statement
Twelve Months Ended December 31, 2005

	Year To Date	%
Income		
Commissions Income	$ 172,187.41	100.0
Total Income	172,187.41	100.0
General & Administrative Exp. (See Schedule A)	100,170.27	58.2
Other Income		
Total Other Income	0.00	0.0
Other Expenses		
Total Other Expenses	0.00	0.0
Net Income (Loss)	$ 72,017.14	41.8

See Accountant's Report and Accompanying Notes

Telecom Regulatory Source Associates, LLC
Income Statement
Twelve Months Ended December 31, 2005

	Year To Date	%
General & Administrative Exp. (Schedule A)		
Clearing Cost	$ 819.00	0.5
Commissions Expense	11,038.36	6.4
Execution Cost	57,471.78	33.4
Dues & Subscriptions	150.00	0.1
Insurance-Bond	380.00	0.2
Insurance-Workers Comp	452.57	0.3
Office Supplies/Expense	548.79	0.3
Professional Fees	22,382.27	13.0
Regulatory Fees	4,520.00	2.6
TaxesPayroll	1,407.50	0.8
Taxes Others	1,000.00	0.6
Total G & A Expense	$ 100,170.27	58.2

See Accountant's Report and Accompanying Notes

Telecom Regulatory Source Associates, LLC

Statement of Changes in Member's Capital

For The Year Ended December 31, 2005

	Members Capital
Balance at beginning of year	$ 70,132.60
Net Profit	72,017.14
Distributions to Member	(80,000.00)
Balance at end of year	$ 62,149.74

(See Accountant's Report and Accompanying Notes)

Telecom Regulatory Source Associates, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2005

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 72,017.14	
Adjustments		
Add:		
Commissions Receivable	8,879.76	
Prepaid NASD Fees	405.00	
Prepaid Fidelity Bond	234.40	
Due to Member	564.00	
Less:		
Prepaid Expenses	(414.15)	
Accounts Payable	(4,352.37)	
Commissions Payable	(1,269.29)	
Cash from Operations		76,064.49
Cash Flows - Invested		
CRD-Daily Account	(750.00)	
Investing Cash Flows		(750.00)
Cash Flows - Financing		
Due To RSA	(480.65)	
Members Distributions	(80,000.00)	
Financing Cash Flows		(80,480.65)
Cash Increase (Decrease)		(5,166.16)
Cash - Beginning of Year		
Checking	50,396.64	
Total Beginning of Year		50,396.64
Cash on Statement Date		$ 45,230.48

See Accountant's Report and Accompanying Notes

Telecom Regulatory Source Associates, LLC
Computation of Net Capital
December 31, 2005

Total Shareholders Equity	$ 62,150
Less: Non Allowable Assets	5,600
Net Capital	56,550
Less: Capital Requirement	5,000
Excess Net Capital	$ 51,550
Aggregate Indebtedness	$ 2,558
Ratio of Aggregate Indebtedness To Net Capital	0.05 to 1.0

See Accountant's Report and Accompanying Notes

Telecom Regulatory Source Associates, LLC

Notes to Financial Statements

For the Year Ended December 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Telecom Regulatory Source Associates, LLC, was established July 17, 2003 under the laws of the Commonwealth of Massachusetts to engage in a line of business as a securities broker/dealer. The Company clears its customer accounts on a fully disclosed basis through Reynders, Gray & Co., Inc.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial and tax accounting purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. *Net Capital Requirements*

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $57,550 at December 31, 2005, which exceed required net capital of $5,000 by $51,550. The ratio of aggregate indebtedness to net capital at December 31, 2005 was .05 to 1.0.

3. *Advertising*

The company's policy is to expense the cost of advertising as it is incurred.

4. *Cash and Cash Equivalents*

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. *Cash Flows*

Cash paid for interest and income taxes is as follows:

Interest	$ 0

6. *Fair Value of Financial Statements*

The company's financial statements are cash and cash equivalents, commisssions receivable and commisssions payable. The recorded values of cash and cash equivalents, commissions receivable and commissions payable approximate their fair values based on their short-term nature.

Telecom Regulatory Source Associates, LLC

Reconciliation of Audited vs Unaudited Net Capital

As of December 31, 2005

Net Capital - As reported in Part IIA Focus	$ 57,566
Year end audit adjustment	(1,016)
Audited net capital, as above	$ 56,550

(See Accountant's Report and Accompanying Notes)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Telecom Regulatory Source Associates, LLC. as of 12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section-upon which such exemption is based:

A. (k) (1) $2,500 capital category as per Rule 15c3-1 ________ **4550**

B. (k) (2)(A) "Special Account for the exclusive benefit of customers" maintained ________ **4560**

C. (k) (2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm - Reynders, Gray & Co. Inc. ______**4335** ________ **4570**

D. (k) (3) Exempted by order of the Commission ________ **4580**

(See Accountant's Audit Report & Accompanying Notes)